April 18, 2007

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Delivers More Positive Drilling Results from La Preciosa

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from the current diamond drilling program at La Preciosa Project in Durango, Mexico.

BP06-79

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	63.10	65.62	2.52	2.39	0.257	104.6	120.0

La Gloria	69.79	73.99	4.20	3.64	0.270	293.0	309.2
Includes	70.54	73.71	3.17	2.75	0.308	344.2	362.7

Abundancia	81.79	91.27	9.48	8.91	0.202	158.5	170.6
Includes	81.79	83.37	1.58	1.52	0.317	264.2	283.2
Includes	84.95	88.29	3.34	3.14	0.311	240.1	258.8

Chabelita	113.86	118.49	4.61	4.33	0.458	186.2	213.7
Includes	114.61	118.49	3.86	3.63	0.521	209.8	241.0

Hole BP06-79 was drilled from the west side of La Preciosa Ridge, east of BP06-76, at azimuth 090 degrees, dip -45 degrees, on mine-section 15,000 N. It passes through significant intersections of La Gloria, Abundancia, and Chabelita veins.

Gary Cope, President of Orko Silver, adds “What these holes demonstrate is that the Abundancia Vein is maintaining a good thickness and grade. Hole 79 is noted for its intercept of Abundancia at true thickness of 8.91 metres grading 0.202 g/t gold and 158.5 g/t silver for a silver-equivalent of 170.6 g/t. Within this section is also 3.14 metres of 0.311 g/t gold and 240.1 g/t silver for a silver-equivalent of 258.8 g/t. Most notable is Hole 81, intercepting Abundancia with a true thickness of 20.30 metres grading gold 0.388 g/t, silver 95.2 g/t, for silver-equivalent of 118.4 g/t. Within this section is 4.00 metres true thickness of 0.743 g/t gold and 189.2 g/t silver, for silver-equivalent of 233.8 g/t. These results will significantly add to our next resource estimate. We are currently drilling holes 107 and 108 and anticipating further assay results from drilling already completed.”

Suite 2610 – 1066 West Hastings Street, Vancouver, BC Canada V6E 3X2
Phone: 604.684.4691 Fax: 604.684.4601 Email: info@orkosilver.com Web : www.orkosilver.com

BP06-80

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	234.20	238.91	4.71	4.43	0.088	114.8	120.0
Includes	234.63	236.36	1.73	1.62	0.140	175.3	183.8

Abundancia	391.25	403.33	12.08	10.46	0.128	72.5	80.2
Includes	400.20	403.33	3.13	2.71	0.293	137.6	155.1

Hole BP06-80 is located in “La Preciosa Norte Sector”, north of La Preciosa Ridge, on mine-section 15,700 N. It was drilled at 090 degrees azimuth and -45 degrees dip. This hole is collared 100 m east of Hole BP06-78. While the Abundancia vein is clearly a significant structure in this hole and it is mineralized throughout, only the bottom portion is in ore grade.

BP06-81

Vein	From (metres)	To (metres)	Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
Abundancia	413.00	436.44	23.44	20.30	0.388	95.2	118.4
Includes	425.20	434.14	8.94	7.74	0.543	138.8	171.4
Includes	425.20	429.79	4.59	4.00	0.743	189.2	233.8

Hole BP06-81 is located in “La Preciosa Norte Sector”, north of La Preciosa Ridge, on mine-section 15,700 N. It was drilled at 090 degrees azimuth and -45 degrees dip. This hole is collared 100 m west of Hole BP06-78.

A detailed drill plan map is available at the link below:

http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A complete table of drill results is available at the link below:

http://www.orkosilver.com/i/pdf/drillresults.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at www.orkosilver.com. Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 2 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope

President

For further information, contact Orko Silver Corp. at (604) 684-4691 or via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materialy from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http:/www.sec.gov/edgar.shtml .